SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of May 6, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

SIGNATURES
KLM INTRODUCES NEW EUROPEAN PRODUCT
KLM ADJUSTS FLIGHT SCHEDULE
TRAFFIC AND CAPACITY STATISTICS — APRIL 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: May 6, 2003	By /s/ R.A. Ruijter
Name: R.A. Ruijter Title: Managing Director & CFO

By /s/ H.E. Kuipéri Name: H.E. Kuipéri Title: Senior Vice President & General Secretary

03/037

KLM INTRODUCES NEW EUROPEAN PRODUCT

AMSTELVEEN, April 24, 2003 — Effective June 1, 2003, KLM Royal Dutch Airlines will renew its ground and in-flight product on European routes, allowing customers a choice of three service concepts and associated fares: Base Fares, Economy Fares and Select Fares. Booking options vary from limited to flexible and service on board and on the ground varies from simple to full service. Furthermore, KLM’s existing European Business Class will be replaced by the so-called “KLM Europe Select” service and the current Economy Class will be re-branded “KLM Economy”. By offering a transparent fare structure and a straightforward product, KLM meets changing customer requirements and demands.

With the new product KLM expects to transport 10% more passengers within Europe, strengthen its European market position, and reduce unit costs. Moreover, this product renewal fits in KLM’s aim to achieve structural yield improvement. The new concept will be implemented on all European routes, except on routes operated by KLM cityhopper and KLM exel.

Select Fares

Passengers who choose a Select Fare, profit from flexible booking conditions and an extensive range of “KLM Europe Select” services on board and on the ground.

Select Fare passengers will be offered comfortable and efficient ground handling procedures. They will have access to separate check-in desks, as well as special fast-lane service during boarding. They will have free access to KLM lounges and a range of additional services, including fast-lane service at passport control and valet parking at the departure hall (at a cost, but with a 10% discount on regular fees charged at Schiphol Airport). These and other facilities will be available at KLM’s home base, Amsterdam Airport Schiphol. KLM will strive to introduce a similar level of service at other European airports, wherever possible.

The in-flight service offered in KLM Europe Select will be almost identical to that currently offered in Business Class, including a wide range of beverages, meals and other facilities. The seats will, however, be slightly narrower, with rows of six abreast instead of five, but the legroom will stay the same (33 inches). As of June 1, KLM will begin introducing this new seat configuration aboard its Boeing 737-300s and 400s.

Depending on local market conditions, KLM will reduce its current Business Class fares. For the Dutch market this implies a reduction of between five and 13 percent on average. The new seat configuration, which will allow KLM to carry more passengers in KLM Europe Select, will offset the effects of lower fares.

Economy Fares and Base Fares

Passengers who require fewer booking options and less service, can opt for an Economy Fare or Base Fare with “KLM Economy” service on board and on the ground. KLM will offer a limited number of seats at discount prices. Passengers must book and pay Base Fares at least 14 days in advance and will not have the option of canceling or rebooking their flight. The Economy Fares are slightly more expensive, but offer more flexible conditions. Flights may be canceled or rebooked at a cost.

KLM will serve coffee, tea or soft drinks on board, as well as a sandwich or meal box (depending on the duration of the flight). Passengers in KLM Economy will no longer be served alcoholic beverages, nor will they be offered a choice of newspapers.

Whatever the fare, passengers will continue to profit from KLM’s qualities and services as a network carrier. This includes access to a global network, flights to primary airports, and service recovery in the event of unforeseen circumstances, such as flight cancellations.

Annex: Specifications new European product

For further information:

Youssef Eddini, KLM Media Relations, +31 20 649 45 45

AMS/AR/LK/rdn

Annex —Specifications new European product

Fare	Conditions and ground product*	In-flight product

Base Fare	Conditions	KLM Economy
	• Lowest fare bookable till 14 days before departure (subject to availability);	• Six seats per row; average distance between seats 30-31”;
	• Minimum stay of 3 days or a Saturday night;	• In-flight magazine; no newspapers;
	• Cannot be rebooked or canceled;	• Assortment of hot and cold non-alcoholic beverages;
	• Booking via all channels: KLM.COM, KLM call center and travel agents	• Choice of vegetarian or non-vegetarian roll on flights under 170 min;
• Lunch/breakfast box and a warm snack on flights over 170 min.

Ground
• Economy check-in;
• Self Service check-in at Schiphol (carry-on baggage only);
• Extra services such as lounge access and KLM Europe Select check-in can be purchased via KLM Plus card or Flying Dutchman membership (depending on level);
• 1 piece of carry-on baggage, 20 kg hold baggage.

Economy Fare	Conditions
• Lowest fare bookable till 7 days before departure (subject to availability);
• Minimum stay of 1 night;
• Rebooking and cancellation possible at a cost;
• Booking via all channels: KLM.COM, KLM call center and travel agents;

Ground
• Economy check-in;
• Self Service check-in at Schiphol (carry-on baggage only);
• Extra services such as lounge access and KLM Europe Select check-in can be purchased via KLM Plus card or Flying Dutchman membership (depending on level);
• 1 piece of carry-on baggage, 20 kg hold baggage.

*	Conditions applicable to Dutch market. Conditions can differ in other markets.

Fare	Conditions and ground product*	In-flight product

Select Fare	Conditions	KLM Europe Select
	• Booking possible till moment of departure;	• 6 seats per row aboard the Boeing 737-300/400 (for the time being 5 seats per row aboard the 737-800/900);
	• No minimum stay;	• Average distance between seats is 33” (same as current Business Class);
	• Rebooking and cancellation free of charge;	• In-flight magazine and selection of national and international newspapers;
	• Booking via all channels: KLM.COM, KLM call center and travel agents	• Wide assortment of beverages; • Warm or cold meal, depending on the duration of the flight;
• Cold towelette.
Ground
• KLM Europe Select check-in;
• Self Service check-in at Schiphol (carry-on baggage only);
• Advance seat reservation;
• Telephonic check-in;
• Valet parking (at a cost and only at airports where this service is available);
• “Fast Track” service at passport control (at Schiphol for Schengen area);
• Lounge access at all European destinations that have lounges;
• Separate row during boarding — i.e. first on board (only at airports where this service is available);
• Baggage handled with precedence;
• Double Flying Dutchman miles.

*	Conditions applicable to Dutch market. Conditions can differ in other markets.

03/038

KLM ADJUSTS FLIGHT SCHEDULE

AMSTELVEEN, April 25, 2003 — KLM Royal Dutch Airlines will adjust its flight schedule to various destinations, primarily in the Far East. Capacity will be reduced on various routes, either by deployment of smaller aircraft or a reduction in frequency. KLM has decided to do so in response to declining demand, mainly as a result of SARS. The total reduction in capacity will amount to 3% in available ton-kilometers.

Far East

Flight frequency on the Amsterdam-Beijing route will be reduced from four to two weekly roundtrips.

Flight frequency on the Amsterdam-Hong Kong route will be reduced from seven to four weekly roundtrips.

Flight frequency on the Amsterdam-Shanghai route will be reduced from five to four weekly roundtrips.

Flight frequency on the Amsterdam-Singapore-Jakarta route will be reduced from seven to five weekly roundtrips.

For the latest schedule updates, please visit www.klm.com.

AMS/DR/FH/rdn

03/040

TRAFFIC AND CAPACITY STATISTICS — APRIL 2003

# Passenger load factor at 74.0 percent

# Passenger load factor on North Atlantic almost stable at 85.2 percent
# Passenger load factor on Asia/Pacific falls by 26.9 percentage points to 60.3 percent
# Cargo traffic increased by 2 percent year-on-year

Passenger Traffic

Passenger load factor decreased by 6.8 percentage points year-on-year to 74 percent. Passenger traffic was down 7 percent, while passenger capacity increased by 1 percent year-on-year. This increase in capacity is mainly the result of cabin reconfigurations of the 747-400 fleet. The number of flights was, however, 8 percent lower than last year due to frequency reductions in Europe and cancellations in the route area Middle East /South Asia.

The impact on capacity from the reconfiguration was most pronounced on the Asia/Pacific route area. This is the main reason for the capacity increase of 10 percent in this route area. Furthermore, KLM increased frequencies to Seoul and Shanghai as part of its summer schedule. However, due to the outbreak of the SARS-virus, traffic was severely affected, down 24 percent on last year.

As of April 14, scheduled services to the Middle East were re-instated (except for Kuwait), albeit with lower frequencies than the original flight schedule. Traffic on the route area Middle East/South Asia was down 34 percent, with a capacity decrease of 34 percent. This resulted in a load factor decrease of 0.3 percentage points to 74.4 percent.

Cargo Traffic

Cargo load factor decreased by 1.1 percentage point to 70.9 percent. Cargo traffic was 2 percent higher than last year, on a 3 percent capacity increase.

Traffic on the Asia Pacific routes increased by 6 percent, on a 8 percent capacity increase.

On the North Atlantic routes traffic was 7 percent higher, on a 6 percent capacity increase.

Traffic inbound Europe is doing relatively well compared to last year, while European outbound traffic remains under pressure.

Amstelveen, May 5, 2003

	Month of April

	2003	2002	change (%)

Revenue passenger km (RPK) (in millions)
Europe	815	868	(6)%
North Atlantic	1,194	1,085	10%
Central and South Atlantic	653	648	1%
Asia / Pacific	808	1,063	(24)%
Middle East / South Asia	268	406	(34)%
Africa	547	556	(2)%

Total	4,285	4,626	(7)%

Available seat km (ASK) (in millions)
Europe	1,131	1,154	(2)%
North Atlantic	1,402	1,263	11%
Central and South Atlantic	863	863	(0)%
Asia / Pacific	1,340	1,218	10%
Middle East / South Asia	360	543	(34)%
Africa	699	681	3%

Total	5,794	5,722	1%

Passenger load factor (%)
Europe	72.1	75.3	(3.2) pts
North Atlantic	85.2	85.9	(0.7) pts
Central and South Atlantic	75.7	75.0	0.7 pts
Asia / Pacific	60.3	87.2	(26.9) pts
Middle East / South Asia	74.4	74.7	(0.3) pts
Africa	78.3	81.6	(3.3) pts

Total	74.0	80.8	(6.8) pts

Revenue freight ton-km (RFTK) (in millions)
Europe	4	5	(23)%
North Atlantic	84	78	7%
Central and South Atlantic	37	38	(3)%
Asia / Pacific	178	168	6%
Middle East / South Asia	16	22	(27)%
Africa	24	25	(6)%

Total	342	336	2%

Available freight ton-km (AFTK) (in millions)
Europe	26	25	3%
North Atlantic	117	110	6%
Central and South Atlantic	57	59	(4)%
Asia / Pacific	222	205	8%
Middle East / South Asia	25	31	(21)%
Africa	36	37	(2)%

Total	482	468	3%

Cargo load factor (%)
Europe	15.0	20.0	(5.0) pts
North Atlantic	71.4	71.4	0.0 pts
Central and South Atlantic	64.2	63.7	0.5 pts
Asia / Pacific	80.2	82.1	(1.9) pts
Middle East / South Asia	65.0	70.2	(5.2) pts
Africa	66.2	69.0	(2.8) pts

Total	70.9	72.0	(1.1) pts